 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

St. Bernard Software, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

85228F202

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page  of 14 Pages
Exhibit Index Contained on Page 13

CUSIP NO. 85228F202	13 G	Page 2 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
ATA Ventures II, L.P. (“ATA Ventures II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,800,216 shares, consisting of (i) 1,213,452 shares of common stock, (ii) a warrant to purchase 118,209 shares of common stock (the “Ventures Warrant”), and (iii) up to 1,643,636 shares of common stock issuable upon the optional conversion of that certain convertible note (the “Ventures Note”), such that after giving effect to any such optional conversion, ATA Ventures II and its affiliates would beneficially own no more than 9.99%  of the Issuer’s shares of common stock outstanding. ATA Management II, LLC (“ATA Management II”), the general partner of ATA Ventures II, may be deemed to have sole power to vote these shares, and Hatch Graham (“Graham”), Michio Fujimura (“Fujimura”) and T. Peter Thomas (“Thomas”), the managing directors of ATA Management II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER

1,800,216 shares, consisting of (i) 1,213,452 shares of common stock, (ii) the Ventures Warrant and (iii) the Ventures Note. ATA Management II, the general partner of ATA Ventures II, may be deemed to have sole power to dispose of these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,800,216
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.8%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 85228F202	13 G	Page 3 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
ATA Affiliates Fund II, L.P. (“ATA Affiliates II”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
26,562 shares consisting of (i) 18,122 shares of common stock, (ii) a warrant to purchase 1,730 shares of common stock (the “ Affiliates Warrant”), and (iii) up to 24,049 shares of common stock issuable upon the optional conversion of that certain convertible note (the “ Affiliates Note”), such that after giving effect to any such optional conversion, ATA Affiliates II and its affiliates would beneficially own no more than 9.99%  of the Issuer’s shares of common stock outstanding. ATA Management II, the general partner of ATA Affiliates II, may be deemed to have sole power to vote these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER

26,562 shares, consisting of (i) 18,122 shares of common stock, (ii) the Affiliates Warrant and (iii) the Affiliates Note. ATA Management II, the general partner of ATA Affiliates II, may be deemed to have sole power to dispose of these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	26,562
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.2%
12	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 85228F202	13 G	Page 4 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
ATA Investment Fund II, L.P. (“ATA Investment II”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
5,283 shares consisting of (i) 3,625 shares of common stock, (ii) a warrant to purchase 343 shares of common stock (the “Investment Warrant”), and (iii) up to 4,765 shares of common stock issuable upon the optional conversion of that certain convertible note (the “Investment Note”), such that after giving effect to any such optional conversion, ATA Investment II and its affiliates would beneficially own no more than 9.99% of the Issuer’s shares of common stock outstanding. ATA Management II, the general partner of ATA Ventures II, may be deemed to have sole power to vote these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER

5,283 shares, consisting of (i) 3,625 shares of common stock, (ii) the Investment Warrant and (iii) the Investment Note. ATA Management II, the general partner of ATA Investment II, may be deemed to have sole power to dispose of these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	5,283
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%
12	TYPE OF REPORTING PERSON (See Instructions)
PN

CUSIP NO. 85228F202	13 G	Page 5 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
ATA Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5
SOLE VOTING POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) warrants to purchase 120,282 shares of the common stock, held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II (the “ATA Warrants”), and (iii) up to 1,672,450 shares of the common stock issuable upon the optional conversion of those certain convertible notes held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II (the “ ATA Notes”), such that after giving effect to any such optional conversion, ATA Management II and its affiliates would beneficially own no more than 9.99%  of the Issuer’s shares of common stock outstanding. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER
See response to row 5.
	7	SOLE DISPOSITIVE POWER

1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the  ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to dispose of these shares, and Graham, Fujimura and Thomas, the managing directors of ATA Management II, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER
See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,832,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	9.9%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 85228F202	13 G	Page 6 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Hatch Graham

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6
SHARED VOTING POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Graham, a managing director of ATA Management II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER
		0 shares.
	8	SHARED DISPOSITIVE POWER

1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Graham, a managing director of ATA Management II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,832,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%
12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 85228F202	13 G	Page 7 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
Michio Fujimura

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6
SHARED VOTING POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Fujimura, a managing director of ATA Management II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8
SHARED DISPOSITIVE POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Fujimura, a managing director of ATA Management II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,832,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%
12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 85228F202	13 G	Page 8 of 14

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only).
T. Peter Thomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐	(b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6
SHARED VOTING POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Thomas, a managing director of ATA Management II, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8
SHARED DISPOSITIVE POWER
1,832,061 shares consisting of (i) 1,235,199 shares of common stock held directly by ATA Ventures II, ATA Affiliates II and ATA Investment II, (ii) the ATA Warrants, and (iii) the ATA Notes. ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote these shares, and Thomas, a managing director of ATA Management II, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
	REPORTING PERSON	1,832,061
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
	EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.9%
12	TYPE OF REPORTING PERSON (See Instructions)
IN

CUSIP NO. 85228F202	13 G	Page 9 of 14

This Amendment No. 1 amends and restates in its entirety the Schedule 13G previously filed by ATA Ventures II, L.P. (“ATA Ventures II”), ATA Affiliates Fund II, L.P. (“ATA Affiliates II”), ATA Investment Fund II, L.P. (“ATA Investment II”) and ATA Management II, LLC (“ATA Management II”) and Hatch Graham (“Graham”), Michio Fujimura (“Fujimura”) and T. Peter Thomas (“Thomas”)  (together with all prior and current amendments thereto, this “Schedule 13G”).

ITEM 1(A).	NAME OF ISSUER

St. Bernard Software, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

15015 Avenue of Science
San Diego, CA 92128
United States

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is filed by ATA Ventures II, L.P., a Delaware limited partnership (“ATA Ventures II”), ATA Affiliates Fund II, L.P., a Delaware limited partnership (“ATA Affiliates II”), ATA Investment Fund II, L.P., a Delaware limited partnership (“ATA Investment II”) and ATA Management II, LLC, a Delaware limited liability company (“ATA Management II”) and Hatch Graham (“Graham”), Michio Fujimura (“Fujimura”) and T. Peter Thomas (“Thomas”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ATA Management II, the general partner of ATA Ventures II, ATA Affiliates II and ATA Investment II, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by ATA Ventures II, ATA Affiliates II and ATA Investment II.  Graham, Fujimura and Thomas are managing directors of ATA Management II and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by of ATA Ventures II, ATA Affiliates II and ATA Investment II.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

c/o ATA Management II, LLC
203 Redwood Shores Parkway #550
Redwood City, CA 94065

ITEM 2(C)	CITIZENSHIP

ATA Ventures II, ATA Affiliates II and ATA Investment II are Delaware limited partnerships.  ATA Management II is a Delaware limited liability company.  Graham and Thomas are United States citizens.   Fujimura is a Japanese citizen.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 85228F202

ITEM 3.	Not Applicable.

CUSIP NO. 85228F202	13 G	Page 10 of 14

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances, set forth in the limited partnership agreements of ATA Ventures II, ATA Affiliates II and ATA Investment II, and the limited liability company agreement of ATA Management II, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 85228F202	13 G	Page 11 of 14

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 85228F202	13 G	Page 12 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2011

ATA VENTURES II, L.P., by its General Partner
ATA Management II, LLC

ATA AFFILIATES FUND II, L.P., by its General Partner
ATA Management II, LLC

ATA INVESTMENT FUND II, L.P., by its General Partner
ATA Management II, LLC

ATA MANAGEMENT II, LLC

By:	/s/ Hatch Graham
Hatch Graham, Managing Director

GRAHAM

By:	/s/ Hatch Graham
Hatch Graham

FUJIMURA

By:	/s/ Michio Fujimura
Michio Fujimura

THOMAS

By:	/s/ T. Peter Thomas
T. Peter Thomas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 85228F202	13 G	Page 13 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page
Exhibit A: Agreement of Joint Filing	14

CUSIP NO. 85228F202	13 G	Page 14 of 14

EXHIBIT A

Agreement of Joint Filing

An Agreement of Joint Filing is on file as Exhibit A to the original Schedule of 13G filed by Reporting Persons.